UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. 2)

	Under the Securities Exchange Act of 1934


	Prime Retail, Inc.
	(Name of Issuer)

	Series B Cumulative Participating Convertible Preferred Stock (Title of Class of Securities)

	741570-30-3
	(CUSIP Number)



December 31, 2003
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b) For ROI Capital Management, Mitch & Mark
    [X]  Rule 13d-1(c) For ROI Partners
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 741570-30-3	SCHEDULE 13G	Page 2 of 6


1	Name of Reporting Person		ROI Partners, L. P.
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				-0-

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				-0-

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	-0-

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	0%

12	Type of Reporting Person*

	PN


CUSIP No. 741570-30-3	SCHEDULE 13G	Page 3 of 6


Item 1(a).	Name of Issuer.

	Prime Retail, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	100 East Pratt Street, Nineteenth Floor, Baltimore,
Maryland  21202

Item 2(a).	Names of Persons Filing.

	ROI Partners, L. P.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of ROI Partners, L. P. is 300 Drakes
Landing Road, Suite 175, Greenbrae, CA  94904.

Item 2(c).	Citizenship.

	ROI Partners, L. P. is a California limited partnership.

Item 2(d).	Title of Class of Securities.

	Series B Cumulative Participating Convertible Preferred
Stock

Item 2(e).	CUSIP Number.

	741570-30-3

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 741570-30-3	SCHEDULE 13G	Page 4 of 6


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X] ROI PARTNERS

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. ROI PARTNERS



CUSIP No. 741570-30-3	SCHEDULE 13G	Page 5 of 6


Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.  ROI Partners only

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

By signing below, ROI Partners, L.P. certifies that, to the best of its knowledge and believe, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 741570-30-3	SCHEDULE 13G	Page 6 of 6


Signature

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	January 20, 2004

	ROI PARTNERS, L.P.



	/s/ Mitchell J. Soboleski
	________________________
	By:  Mitchell J. Soboleski
	Title: Secretary of ROI Capital
	       Management, Inc., its
	       General Partner